UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number: 001-38427

Piedmont Lithium Limited
(Translation of registrant’s name into English)

Level 9, BGC Centre, 28 The Esplanade
Perth, WA, 6000 Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibits 99.1 and 101 to this Report on Form 6-K are hereby incorporated by reference into Piedmont Lithium Limited’s Registration Statements on Form F-3 (File Nos. 333-234445) and Form S-8 (File No. 333-228080).

EXHIBIT INDEX

The following exhibits are filed as part of this Form 6-K:

Exhibit	Description
99.1	Interim Financial Report for the Six Months Ended December 31, 2019
101	XBRL Interactive Data File

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Piedmont Lithium Limited
(registrant)

Date: March 25, 2020	By: /s/ Bruce Czachor
Name: Bruce Czachor
Title: Vice President and General Counsel